  Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the nine months ended
	July 31, 2018	April 30, 2018	July 31, 2017	July 31, 2018	July 31, 2017
Interest, Dividend and Fee Income
Loans	$4,246	$3,838	$3,439	$11,789	$9,981
Securities (Note 2)	686	567	472	1,789	1,336
Deposits with banks	161	152	92	435	218
	5,093	4,557	4,003	14,013	11,535
Interest Expense
Deposits	1,626	1,372	986	4,199	2,793
Subordinated debt	55	57	38	165	112
Other liabilities	805	637	446	2,005	1,158
	2,486	2,066	1,470	6,369	4,063
Net Interest Income	2,607	2,491	2,533	7,644	7,472
Non-Interest Revenue
Securities commissions and fees	259	251	240	772	735
Deposit and payment service charges	294	279	286	852	841
Trading revenues	503	433	376	1,353	1,050
Lending fees	248	236	238	731	687
Card fees	144	149	129	421	347
Investment management and custodial fees	446	435	404	1,304	1,206
Mutual fund revenues	372	376	360	1,114	1,057
Underwriting and advisory fees	262	213	226	694	785
Securities gains, other than trading	51	38	43	156	130
Foreign exchange, other than trading	41	63	29	140	131
Insurance revenue	427	460	401	1,394	1,441
Investments in associates and joint ventures	44	41	58	129	339
Other	122	152	136	411	384
	3,213	3,126	2,926	9,471	9,133
Total Revenue	5,820	5,617	5,459	17,115	16,605
Provision for Credit Losses (Notes 1, 3)	186	160	126	487	544
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	269	332	253	962	965
Non-Interest Expense
Employee compensation	1,873	2,011	1,864	5,847	5,625
Premises and equipment	672	672	605	2,008	1,863
Amortization of intangible assets	126	129	117	378	358
Travel and business development	157	173	170	487	510
Communications	70	75	74	212	217
Business and capital taxes	11	9	9	30	28
Professional fees	142	141	139	406	391
Other	335	352	308	1,021	963
	3,386	3,562	3,286	10,389	9,955
Income Before Provision for Income Taxes	1,979	1,563	1,794	5,277	5,141
Provision for income taxes (Note 12)	443	317	407	1,522	1,018
Net Income	$1,536	$1,246	$1,387	$3,755	$4,123
Attributable to:
Bank shareholders	1,536	1,246	1,387	3,755	4,121
Non-controlling interest in subsidiaries	-	-	-	-	2
Net Income	$1,536	$1,246	$1,387	$3,755	$4,123
Earnings Per Share (Canadian $) (Note 11)
Basic	$2.32	$1.86	$2.05	$5.61	$6.13
Diluted	2.31	1.86	2.05	5.59	6.11
Dividends per common share	0.96	0.93	0.90	2.82	2.66

The accompanying notes are an integral part of these interim consolidated financial statements.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2018 37

  Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the nine months ended
	July 31, 2018	April 30, 2018	July 31, 2017	July 31, 2018	July 31, 2017
Net Income	$1,536	$1,246	$1,387	$3,755	$4,123
Other Comprehensive Income (Loss), net of taxes
Items that may be subsequently reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI securities (1)
Unrealized gains (losses) on fair value through OCI securities arising during the period (2)	16	(105)	na	(202)	na
Unrealized gains on available-for-sale securities arising during the period (3)	na	na	9	na	68
Reclassification to earnings of (gains) in the period (4)	(7)	(23)	(28)	(43)	(70)
	9	(128)	(19)	(245)	(2)
Net change in unrealized (losses) on cash flow hedges
(Losses) on cash flow hedges arising during the period (5)	(218)	(106)	(369)	(919)	(812)
Reclassification to earnings of losses on cash flow hedges (6)	101	84	3	216	25
	(117)	(22)	(366)	(703)	(787)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	145	1,059	(2,410)	114	(1,837)
Unrealized gains (losses) on hedges of net foreign operations (7)	(43)	(181)	252	(93)	161
	102	878	(2,158)	21	(1,676)
Items that will not be reclassified to net income
Gains on remeasurement of pension and other employee future benefit plans (8)	204	27	172	303	317
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (9)	26	42	42	(6)	(116)
	230	69	214	297	201
Other Comprehensive Income (Loss), net of taxes	224	797	(2,329)	(630)	(2,264)
Total Comprehensive Income (Loss)	$1,760	$2,043	$(942)	$3,125	$1,859
Attributable to:
Bank shareholders	1,760	2,043	(942)	3,125	1,857
Non-controlling interest in subsidiaries	-	-	-	-	2
Total Comprehensive Income (Loss)	$1,760	$2,043	$(942)	$3,125	$1,859

(1)	Periods reported before November 1, 2017 represent available-for-sale securities (Note 1).
(2)	Net of income tax (provision) recovery of $(7) million, $30 million, na for the three months ended, and $47 million, na for the nine months ended, respectively (Note 12).
(3)	Net of income tax (provision) of na, na, $(6) million for the three months ended, and na, $(20) million for the nine months ended, respectively.
(4)	Net of income tax provision of $3 million, $8 million, $10 million for the three months ended, and $15 million, $28 million for the nine months ended, respectively.
(5)	Net of income tax recovery of $78 million, $39 million, $126 million for the three months ended, and $318 million, $307 million for the nine months ended, respectively (Note 12).
(6)	Net of income tax (recovery) of $(37) million, $(30) million, $(1) million for the three months ended, and $(78) million, $(8) million for the nine months ended, respectively.
(7)	Net of income tax (provision) recovery of $16 million, $65 million, $(91) million for the three months ended, and $34 million, $(58) million for the nine months ended, respectively.
(8)	Net of income tax (provision) of $(74) million, $(10) million, $(65) million for the three months ended, and $(134) million, $(128) million for the nine months ended, respectively (Note 12).
(9)	Net of income tax (provision) recovery of $(12) million, $(15) million, $(16) million for the three months ended, and $(1) million, $41 million for the nine months ended, respectively.

  na – Not applicable due to IFRS 9 adoption.

  The accompanying notes are an integral part of these interim consolidated financial statements.

38 BMO Financial Group Third Quarter Report 2018

  Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	July 31, 2018	April 30, 2018	October 31, 2017
Assets
Cash and Cash Equivalents	$41,072	$35,922	$32,599
Interest Bearing Deposits with Banks	7,637	7,637	6,490
Securities (Note 2)	167,318	165,380	163,198
Securities Borrowed or Purchased Under Resale Agreements	101,679	94,681	75,047
Loans
Residential mortgages	118,736	117,770	115,258
Consumer instalment and other personal	62,485	61,733	61,944
Credit cards	8,236	8,175	8,071
Business and government	187,964	182,870	175,067
	377,421	370,548	360,340
Allowance for credit losses (Notes 1, 3)	(1,660)	(1,647)	(1,833)
	375,761	368,901	358,507
Other Assets
Derivative instruments	24,810	26,588	28,951
Customers’ liability under acceptances	17,874	16,385	16,546
Premises and equipment	1,924	1,966	2,033
Goodwill	6,275	6,263	6,244
Intangible assets	2,207	2,190	2,159
Current tax assets	1,647	2,108	1,371
Deferred tax assets (Note 12)	2,065	2,159	2,865
Other	15,049	13,389	13,570
	71,851	71,048	73,739
Total Assets	$765,318	$743,569	$709,580
Liabilities and Equity
Deposits (Note 6)	$506,916	$491,198	$479,792
Other Liabilities
Derivative instruments	24,480	24,770	27,804
Acceptances	17,874	16,385	16,546
Securities sold but not yet purchased	24,409	25,414	25,163
Securities lent or sold under repurchase agreements	83,471	78,782	55,119
Securitization and structured entities’ liabilities	23,545	23,565	23,054
Current tax liabilities	48	47	125
Deferred tax liabilities	66	185	233
Other	34,135	33,850	32,361
	208,028	202,998	180,405
Subordinated Debt (Note 6)	5,618	5,627	5,029
Equity
Preferred shares (Note 7)	4,240	4,240	4,240
Common shares (Note 7)	12,924	12,926	13,032
Contributed surplus	302	304	307
Retained earnings (Note 1)	24,909	24,119	23,709
Accumulated other comprehensive income	2,381	2,157	3,066
Total shareholders’ equity	44,756	43,746	44,354
Non-controlling interest in subsidiaries	-	-	-
Total Equity	44,756	43,746	44,354
Total Liabilities and Equity	$765,318	$743,569	$709,580

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2018 39

  Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2018	July 31, 2017	July 31, 2018	July 31, 2017
Preferred Shares (Note 7)
Balance at beginning of period	$4,240	$4,340	$4,240	$3,840
Issued during the period	-	400	-	900
Redeemed during the period	-	(500)	-	(500)
Balance at End of Period	4,240	4,240	4,240	4,240
Common Shares (Note 7)
Balance at beginning of period	12,926	13,072	13,032	12,539
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	-	47	-	448
Issued under the Stock Option Plan	18	5	73	137
Repurchased for cancellation (Note 7)	(20)	(80)	(181)	(80)
Balance at End of Period	12,924	13,044	12,924	13,044
Contributed Surplus
Balance at beginning of period	304	307	307	294
Issuance of stock options, net of options exercised	(1)	(2)	(10)	4
Other	(1)	-	5	7
Balance at End of Period	302	305	302	305
Retained Earnings
Balance at beginning of period	24,119	22,703	23,709	21,205
Impact from adopting IFRS 9 (Note 1)	-	na	99	na
Net income attributable to bank shareholders	1,536	1,387	3,755	4,121
Dividends – Preferred shares	(50)	(49)	(141)	(136)
– Common shares	(614)	(584)	(1,810)	(1,729)
Share issue expense	-	(5)	-	(9)
Common shares repurchased for cancellation (Note 7)	(82)	(269)	(703)	(269)
Balance at End of Period	24,909	23,183	24,909	23,183
Accumulated Other Comprehensive Income (Loss) on Fair Value through OCI Securities, net of taxes (1)
Balance at beginning of period	(253)	65	56	48
Impact from adopting IFRS 9 (Note 1)	-	na	(55)	na
Unrealized gains (losses) on fair value through OCI securities arising during the period	16	na	(202)	na
Unrealized gains on available-for-sale securities arising during the period	na	9	na	68
Reclassification to earnings of (gains) in the period	(7)	(28)	(43)	(70)
Balance at End of Period	(244)	46	(244)	46
Accumulated Other Comprehensive (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	(768)	175	(182)	596
(Losses) on cash flow hedges arising during the period	(218)	(369)	(919)	(812)
Reclassification to earnings of losses in the period	101	3	216	25
Balance at End of Period	(885)	(191)	(885)	(191)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	3,384	4,809	3,465	4,327
Unrealized gains (losses) on translation of net foreign operations	145	(2,410)	114	(1,837)
Unrealized gains (losses) on hedges of net foreign operations	(43)	252	(93)	161
Balance at End of Period	3,486	2,651	3,486	2,651
Accumulated Other Comprehensive Income (Loss) on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	7	(367)	(92)	(512)
Gains on remeasurement of pension and other employee future benefit plans	204	172	303	317
Balance at End of Period	211	(195)	211	(195)
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(213)	(191)	(181)	(33)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	26	42	(6)	(116)
Balance at End of Period	(187)	(149)	(187)	(149)
Total Accumulated Other Comprehensive Income	2,381	2,162	2,381	2,162
Total Shareholders’ Equity	$44,756	$42,934	$44,756	$42,934
Non-controlling Interest in Subsidiaries
Balance at beginning of period	-	-	-	24
Net income attributable to non-controlling interest	-	-	-	2
Redemption/purchase of non-controlling interest	-	-	-	(25)
Other	-	-	-	(1)
Balance at End of Period	-	-	-	-
Total Equity	$44,756	$42,934	$44,756	$42,934

(1)	Periods reported before November 1, 2017 represent available-for-sale securities (Note 1).

  na – Not applicable due to IFRS 9 adoption.

  The accompanying notes are an integral part of these interim consolidated financial statements.

40 BMO Financial Group Third Quarter Report 2018

  Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2018	July 31, 2017	July 31, 2018	July 31, 2017
Cash Flows from Operating Activities
Net Income	$1,536	$1,387	$3,755	$4,123
Adjustments to determine net cash flows provided by (used in) operating activities
Provision on securities, other than trading	(1)	8	14	17
Net (gain) on securities, other than trading	(50)	(51)	(170)	(147)
Net (increase) decrease in trading securities	830	(7,070)	2,626	(13,626)
Provision for credit losses (Note 3)	186	126	487	544
Change in derivative instruments – (increase) decrease in derivative asset	2,233	(643)	6,824	8,528
– increase (decrease) in derivative liability	(1,380)	3,320	(6,213)	(4,763)
Amortization of premises and equipment	100	95	295	287
Amortization of other assets	54	59	171	173
Amortization of intangible assets	126	117	378	358
Net decrease in deferred income tax asset	107	182	793	156
Net increase (decrease) in deferred income tax liability	43	(7)	(7)	(10)
Net (increase) decrease in current income tax asset	320	(82)	(391)	(587)
Net increase (decrease) in current income tax liability	-	2	(86)	(39)
Change in accrued interest – (increase) decrease in interest receivable	(40)	71	(191)	(30)
– increase (decrease) in interest payable	88	(13)	223	(34)
Changes in other items and accruals, net	(2,261)	(6,688)	(2,283)	(8,792)
Net increase in deposits	13,584	6,182	23,042	16,470
Net (increase) in loans	(5,402)	(5,890)	(16,587)	(9,785)
Net increase (decrease) in securities sold but not yet purchased	(1,108)	3,055	(800)	1,813
Net increase in securities lent or sold under repurchase agreements	4,117	4,052	27,770	24,776
Net (increase) decrease in securities borrowed or purchased under resale agreements	(6,453)	1,853	(26,177)	(11,800)
Net increase (decrease) in securitization and structured entities’ liabilities	(75)	(301)	417	(502)
Net Cash Provided by (Used in) Operating Activities	6,554	(236)	13,890	7,130
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	1,294	127	2,121	(1,243)
Proceeds from issuance of covered bonds	-	1,315	2,706	3,592
Redemption of covered bonds	-	-	(567)	(2,602)
Proceeds from issuance of subordinated debt (Note 6)	-	850	1,566	850
Repayment of subordinated debt (Note 6)	-	-	(900)	(100)
Proceeds from issuance of preferred shares (Note 7)	-	400	-	900
Redemption of preferred shares (Note 7)	-	(500)	-	(500)
Share issue expense	-	(5)	-	(9)
Proceeds from issuance of common shares (Note 7)	16	7	71	140
Common shares repurchased for cancellation (Note 7)	(102)	(349)	(884)	(349)
Cash dividends paid	(642)	(570)	(1,918)	(1,376)
Net Cash Provided by (Used in) Financing Activities	566	1,275	2,195	(697)
Cash Flows from Investing Activities
Net (increase) decrease in interest bearing deposits with banks	53	(102)	(1,052)	(1,886)
Purchases of securities, other than trading	(9,275)	(7,822)	(31,112)	(23,743)
Maturities of securities, other than trading	4,378	1,343	9,927	4,362
Proceeds from sales of securities, other than trading	3,187	4,983	15,084	18,025
Purchase of non-controlling interest	-	-	-	(25)
Premises and equipment – net (purchases)	(49)	(75)	(168)	(168)
Purchased and developed software – net (purchases)	(148)	(125)	(415)	(343)
Net Cash (Used in) Investing Activities	(1,854)	(1,798)	(7,736)	(3,778)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(116)	(2,195)	124	(1,734)
Net increase (decrease) in Cash and Cash Equivalents	5,150	(2,954)	8,473	921
Cash and Cash Equivalents at Beginning of Period	35,922	35,528	32,599	31,653
Cash and Cash Equivalents at End of Period	$41,072	$32,574	$41,072	$32,574
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the period	$2,391	$1,549	$6,143	$4,227
Amount of income taxes paid in the period	$63	$253	$1,140	$1,237
Amount of interest and dividend income received in the period	$5,010	$4,138	$13,732	$11,826

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2018 41

Notes to Consolidated Financial Statements

July 31, 2018 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (“the bank”) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is 129 rue Saint Jacques, Montreal, Quebec. Its executive offices are 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2017, with the exception of the adoption of IFRS 9 Financial Instruments discussed below. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2017 as set out on pages 144 to 201 of our 2017 Annual Report. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These interim consolidated financial statements were authorized for issue by the Board of Directors on August 28, 2018.

Changes in Accounting Policy

Financial Instruments

Effective November 1, 2017 we adopted IFRS 9 Financial Instruments (“IFRS 9”), which replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 addresses impairment, classification and measurement, and hedge accounting. The impact to shareholders’ equity at November 1, 2017 is an increase of $70 million ($44 million after-tax) related to the impairment requirements of the standard. Prior periods have not been restated. Refer to Note 15, Transition to IFRS 9, in our First Quarter 2018 Report to Shareholders for the impact on the opening balance sheet at November 1, 2017.

Impairment

IFRS 9 introduces a new single expected credit loss (“ECL”) impairment model for all financial assets and certain off-balance sheet loan commitments and guarantees. The ECL model will result in an allowance for credit losses being recorded on financial assets regardless of whether there has been an actual loss event. This differs from our previous approach where the allowance recorded on performing loans was designed to capture only incurred losses whether or not they have been specifically identified.

The ECL model requires the recognition of credit losses based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses on performing loans that have experienced a significant increase in credit risk since origination (Stage 2).

The determination of a significant increase in credit risk takes into account many different factors and will vary by product and risk segment. The main factors considered in making this determination are relative changes in probability-weighted probability of default since origination and certain other criteria such as 30-day past due and watchlist status. The allowance for assets in Stage 2 will be higher than for those in Stage 1 as a result of the longer time horizon associated with this stage. Stage 3 requires lifetime losses for all credit impaired assets.

IFRS 9 requires consideration of past events, current market conditions and reasonable supportable information about future economic conditions, in determining whether there has been a significant increase in credit risk, and in calculating the amount of expected losses. The standard also requires future economic conditions be based on an unbiased, probability-weighted assessment of possible future outcomes.

In considering the lifetime of an instrument, IFRS 9 generally requires the use of the contractual period including pre-payment, extension and other options. For revolving instruments, such as credit cards, that may not have a defined contractual period, lifetime is based on the historical behaviour.

Classification and Measurement

Debt instruments, including loans, are classified based on both our business model for managing the assets and the contractual cash flow characteristics of the asset. Debt instruments will be measured at fair value through profit or loss (“FVTPL”) unless certain conditions are met that permit either fair value through other comprehensive income (“FVOCI”) or amortized cost.

FVOCI is permitted where debt instruments are held with the objective of collecting contractual cash flows and selling the assets and those cash flows represent solely payments of principal and interest. These securities may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in credit risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs. Changes in fair value are recorded in other comprehensive income; gains or losses on disposal and impairment losses are recorded in the Consolidated Statement of Income.

Amortized cost is permitted where debt instruments are held with the objective of collecting contractual cash flows and those cash flows represent solely payments of principal and interest. Gains or losses on disposal and impairment losses are recorded in the Consolidated Statement of Income.

For both FVOCI and amortized cost instruments, premiums, discounts and transaction costs are amortized over the term of the instrument on an effective yield basis as an adjustment to interest income.

Equity instruments are measured at fair value through profit or loss unless we elect to measure at FVOCI, in which case gains and losses are never recognized in income.

As permitted by IFRS 9, in fiscal 2015, the bank early adopted the provisions relating to the recognition of changes in own credit risk for financial liabilities designated at fair value through profit or loss. Additional information regarding changes in own credit risk is included in Note 8.

42 BMO Financial Group Third Quarter Report 2018

Hedge accounting

IFRS 9 introduced a new hedge accounting model that expands the scope of hedged items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. The new model no longer specifies quantitative measures for effectiveness testing and does not permit hedge de-designation. IFRS 9 includes a policy choice that allows us to continue to apply the existing hedge accounting rules which we have elected.

Use of Estimates and Judgments

Classification of debt instruments

Debt instruments, including loans, are classified based on the business model for managing assets and the contractual cash flow characteristics of the asset. We exercise judgment in determining both the business model for managing the assets and whether cash flows comprise solely principal and interest.

Allowance for credit losses

The expected credit loss model requires the recognition of credit losses based on 12 months of expected losses for performing loans and recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.

The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The main factors considered in making this determination are relative changes in probability of default since origination, and certain other criteria such as 30-day past due and watchlist status. The assessment of significant increase in credit risk requires experienced credit judgment.

In determining whether there has been a significant increase in credit risk and in calculating the amount of expected credit losses, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.

The calculation of expected credit losses includes the explicit incorporation of forecasts of future economic conditions. We have developed models incorporating specific macroeconomic variables that are relevant to each specific portfolio. Key economic variables for our retail portfolios include unemployment rate, housing price index and interest rates and for our wholesale portfolios include GDP, interest rates and volatility index, for our primary operating markets of Canada, the United States and regional markets where considered significant. The forecast is developed internally by our Economics group, considering external data and our view of future economic conditions. We exercise experienced credit judgment to incorporate multiple economic forecasts which are probability-weighted in the determination of the final expected credit loss. The allowance is sensitive to changes in both economic forecast and the probability-weight assigned to each forecast scenario.

Additional information regarding the allowance for credit loss is included in Note 3.

Future Changes in Accounting Policy

IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) replaces existing standards for revenue recognition. The new standard establishes a framework for the recognition and measurement of revenues generated from contracts with customers, providing a principles-based approach and introducing the concept of recognizing revenue for performance obligations as they are satisfied. Revenues outside of the scope of IFRS 15 include interest and dividend income, trading revenues, securities gains/losses, insurance revenues and lease income.

We have substantially completed our assessment of IFRS 15 and determined that the impact of adopting relates primarily to the reclassification of amounts within the consolidated statement of income. The expected impacts are not material.

IFRS 15 is effective for our fiscal year beginning November 1, 2018. On transition, prior periods will be restated as if we had always applied IFRS 15.

Note 2: Securities

Securities are divided into six types, each with a different business purpose or accounting treatment as follows:

Trading securities are securities purchased for resale over a short period of time. Trading securities are recorded at fair value through profit or loss. Transaction costs and changes in fair value are recorded in our Consolidated Statement of Income in trading revenues.

Fair value through profit or loss securities are measured at fair value with changes in fair value and related transaction costs recorded in our Consolidated Statement of Income in securities gains and losses, other than trading, except as noted below. This category includes the following:

Securities designated at FVTPL

In order to qualify for this designation the security must have reliably measurable fair values and the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the gains and losses on a different basis. Securities must be designated on initial recognition, and the designation is irrevocable. If these securities were not designated at FVTPL, they would be accounted for as either FVOCI or amortized cost. Changes in fair value and transaction costs on securities held by our insurance subsidiary are recorded in non-interest revenue, insurance revenue.

Other securities mandatorily measured at FVTPL

Securities managed on a fair value basis, but not held for trading, or debt securities whose cash flows do not represent solely payments of principal and interest and equity securities not held for trading.

Debt securities measured at amortized cost are debt securities purchased with the objective of collecting contractual cash flows and those cash flows represent solely payments of principal and interest. These securities are initially recorded at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method. Impairment losses are recorded in our Consolidated Statement of Income. Interest

BMO Financial Group Third Quarter Report 2018 43

income earned and amortization of premiums, discounts and transaction costs are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.

Debt securities measured at FVOCI are debt securities purchased with the objective of collecting contractual cash flows and selling the assets and the security’s cash flows represent solely payments of principal and interest. These securities may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in credit risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs.

Debt securities measured at FVOCI are initially recorded at fair value plus transaction costs. They are subsequently measured at fair value, with unrealized gains and losses recorded in our Consolidated Statement of Comprehensive Income until the security is sold or impaired. Gains and losses on disposal and impairment losses (recoveries) are recorded in our Consolidated Statement of Income in non-interest revenue, securities gains, other than trading. Interest income earned is recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities using the effective interest method.

Equity securities measured at FVOCI are equity securities where we have elected to record changes in the fair value of the instrument in other comprehensive income as opposed to fair value through profit or loss. Gains or losses recorded on these instruments will never be recognized in profit or loss. Equity securities measured at FVOCI are not subject to an impairment assessment.

Other securities are investments in associates where we exert significant influence over operating, investing and financing decisions (generally companies in which we own between 20% and 50% of the voting shares). These are accounted for using the equity method of accounting. Our share of the net income or loss is recorded in investments in associates and joint ventures in our Consolidated Statement of Income. Any other comprehensive income amounts are reflected in the relevant section of our Statement of Comprehensive Income.

We account for all of our securities transactions using settlement date accounting in our Consolidated Balance Sheet. Changes in fair value between the trade date and settlement date are recorded in net income, except for those related to securities measured at FVOCI, which are recorded in other comprehensive income.

Impairment of securities

Debt securities classified as amortized cost or FVOCI are assessed for impairment using the ECL methodology, with the exception of securities determined to have low credit risk where the allowance for credit losses is measured at 12 month expected credit loss.

Classification of securities

The bank’s securities are classified as at July 31, 2018 under IFRS 9 and as at October 31, 2017 under IAS 39 as follows:

(Canadian $ in millions)	July 31, 2018	October 31, 2017
Trading	88,534	99,069
FVTPL (1)	11,531	na
FVOCI - Debt and equity	59,322	na
Available-for-sale	na	54,075
Amortized cost (2)	7,256	na
Held-to-maturity	na	9,094
Other	675	960
Total	167,318	163,198

(1)	Comprised of $2,694 million mandatorily measured at fair value and $8,837 million designated at fair value.
(2)	Net of allowances for credit losses of $1 million (na at October 31, 2017).

  na – Not applicable due to IFRS 9 adoption.

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on FVOCI securities as at July 31, 2018 under IFRS 9 and the unrealized gains and losses on available-for-sale securities as at October 31, 2017 under IAS 39:

(Canadian $ in millions)	July 31, 2018				October 31, 2017
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	13,232	1	73	13,160	9,212	6	38	9,180
Canadian provincial and municipal governments	5,535	11	33	5,513	3,613	29	15	3,627
U.S. federal government	16,116	4	577	15,543	14,481	12	224	14,269
U.S. states, municipalities and agencies	3,603	26	32	3,597	4,058	43	5	4,096
Other governments	3,375	3	24	3,354	3,567	3	12	3,558
National Housing Act (NHA) mortgage-backed securities (MBS)	2,347	6	18	2,335	2,457	9	11	2,455
U.S. agency MBS and collateralized mortgage obligations (CMO)	12,079	3	444	11,638	10,902	6	147	10,761
Corporate debt	4,165	4	46	4,123	4,514	23	12	4,525
Corporate equity	59	-	-	59	1,499	121	16	1,604
Total	60,511	58	1,247	59,322	54,303	252	480	54,075

Unrealized	gains (losses) may be offset by related (losses) gains on hedge contracts.

44 BMO Financial Group Third Quarter Report 2018

Interest income on debt securities

The following table presents interest income calculated using the effective interest method for the three and nine months ended July 31, 2018:

(Canadian $ in millions)	For the three months ended July 31, 2018	For the nine months ended July 31, 2018
FVOCI - Debt	311	783
Amortized cost	42	134
Total	353	917

Note 3: Loans and Allowance for Credit Losses

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted to $1,899 million at July 31, 2018 of which $1,660 million was recorded in loans and $239 million recorded in other liabilities in our Consolidated Balance Sheet.

Allowance on Performing Loans

We maintain an allowance in order to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the allowance for performing loans is based on the requirements of IFRS, considering guidelines issued by OSFI.

Under the IFRS 9 expected credit loss ECL methodology, an allowance is recorded for expected credit losses on financial assets regardless of whether there has been an actual loss event. We recognize a loss allowance at an amount equal to 12 month expected credit losses, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). We will record expected credit losses over the remaining life of performing financial assets which are considered to have experienced a significant increase in credit risk (Stage 2).

The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The main factors considered in making this determination are relative changes in probability-weighted probability of default since origination and certain other criteria such as 30-day past due and watchlist status.

ECL is a function of the probability of default (“PD”), exposure at default (“EAD”) and loss given default (“LGD”), with the timing of the loss also considered, and is estimated by incorporating forward-looking economic information and through the use of experienced credit judgment to reflect factors not captured in ECL models.

The PD represents the likelihood that a loan will not be repaid and will go into default in either a 12 month horizon for Stage 1 or lifetime horizon for Stage 2. The PD for each individual instrument is modelled based on historic data and is estimated based on current market conditions and reasonable and supportable information about future economic conditions.

EAD is modelled on historic data and represents an estimate of the outstanding amount of credit exposure at the time a default may occur. For off-balance sheet and undrawn amounts, EAD includes an estimate of any further amounts to be drawn at the time of default.

LGD is the amount that may not be recovered in the event of default and is modelled based on historic data and reasonable and supportable information about future economic conditions, where appropriate. LGD takes into consideration the amount and quality of any collateral held.

We consider past events, current market conditions and reasonable forward-looking supportable information about future economic conditions in calculating the amount of expected losses. In assessing information about possible future economic conditions, we utilized multiple economic scenarios including our base case, which represents the most probable outcome and is consistent with our strategic plan, as well as benign and adverse forecasts, all of which are developed by our Economics group. Key economic variables used in the determination of the allowance for credit losses reflect the geographic diversity of our portfolios, where appropriate.

In considering the lifetime of a loan, the contractual period of the loan, including prepayment, extension and other options is generally used. For revolving instruments, such as credit cards, which may not have a defined contractual period, the lifetime is based on historical behaviour.

Our ECL methodology also requires the use of experienced credit judgment to incorporate the estimated impact of factors that are not captured in the modelled ECL results.

Allowance on Impaired Loans

We maintain an allowance for impaired loans (Stage 3) to reduce their carrying value to the expected recoverable amount of $1,667 million

($1,827 million as at October 31, 2017). These allowances are recorded for individually identified impaired loans to reduce their carrying value to the expected recoverable amount. We review our loans on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (excluding credit card loans, which are classified as impaired and written off when principal or interest payments are 180 days past due). The review of individually significant problem loans is conducted at least quarterly by the account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that are relevant to the loan. This assessment is then reviewed and approved by an independent credit officer.

Individually Significant Impaired Loans

To determine the amount we expect to recover from an individually significant impaired loan, we use the value of the estimated future cash flows discounted at the loan’s original effective interest rate. The determination of estimated future cash flows of a collateralized impaired loan reflects the expected realization of the underlying security, net of expected costs and any amounts legally required to be paid to the borrower. Security can vary by type of loan and may include cash, securities, real properties, accounts receivable, guarantees, inventory or other capital assets.

BMO Financial Group Third Quarter Report 2018 45

Individually Insignificant Impaired Loans

Residential mortgages, consumer instalment and other personal loans are individually insignificant and may be individually assessed or collectively assessed for losses at the time of impairment, taking into account historical loss experience and expectations of future economic conditions.

The following table shows the continuity in the loss allowance by each product type for the three months ended July 31, 2018:

(Canadian $ in millions)
For the three months ended	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at May 1, 2018	19	31	46	96
Transfer to Stage 1	7	(6)	(1)	-
Transfer to Stage 2	-	2	(2)	-
Transfer to Stage 3	-	(1)	1	-
Net remeasurement of loss allowance	(7)	11	9	13
Loan originations	2	-	-	2
Derecognitions and maturities	(1)	(1)	-	(2)
Total PCL (1)	1	5	7	13
Write-offs	-	-	(5)	(5)
Recoveries of previous write-offs	-	-	1	1
Foreign exchange and other	1	1	(4)	(2)
Balance as at July 31, 2018	21	37	45	103

Loans: Consumer instalment and other personal
Balance as at May 1, 2018	86	328	147	561
Transfer to Stage 1	44	(41)	(3)	-
Transfer to Stage 2	(3)	20	(17)	-
Transfer to Stage 3	(1)	(29)	30	-
Net remeasurement of loss allowance	(40)	81	39	80
Loan originations	10	-	-	10
Derecognitions and maturities	(5)	(13)	-	(18)
Total PCL (1)	5	18	49	72
Write-offs	-	-	(75)	(75)
Recoveries of previous write-offs	-	-	28	28
Foreign exchange and other	(1)	2	(3)	(2)
Balance as at July 31, 2018	90	348	146	584

Loans: Credit cards
Balance as at May 1, 2018	77	246	-	323
Transfer to Stage 1	33	(33)	-	-
Transfer to Stage 2	(6)	6	-	-
Transfer to Stage 3	-	(51)	51	-
Net remeasurement of loss allowance	(34)	75	2	43
Loan originations	4	-	-	4
Derecognitions and maturities	(1)	(11)	-	(12)
Total PCL (1)	(4)	(14)	53	35
Write-offs	-	-	(79)	(79)
Recoveries of previous write-offs	-	-	26	26
Foreign exchange and other	-	1	-	1
Balance as at July 31, 2018	73	233	-	306

Loans: Business and government
Balance as at May 1, 2018	291	368	233	892
Transfer to Stage 1	44	(40)	(4)	-
Transfer to Stage 2	(8)	12	(4)	-
Transfer to Stage 3	(1)	(22)	23	-
Net remeasurement of loss allowance	(54)	81	53	80
Loan originations	51	-	-	51
Derecognitions and maturities	(25)	(31)	-	(56)
Model changes	(7)	(3)	-	(10)
Total PCL (1)	-	(3)	68	65
Write-offs	-	-	(60)	(60)
Recoveries of previous write-offs	-	-	14	14
Foreign exchange and other	1	3	(9)	(5)
Balance as at July 31, 2018	292	368	246	906
Total Balance as at July 31, 2018	476	986	437	1,899
Comprised of: Loans	369	882	409	1,660
Other credit instruments (2)	107	104	28	239

(1)	Excludes provision for credit losses on other assets of $1 million.
(2)	Recorded in other liabilities on the balance sheet.

46 BMO Financial Group Third Quarter Report 2018

The following table shows the continuity in the loss allowance by each product type for the nine months ended July 31, 2018:

(Canadian $ in millions)
For the nine months ended	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at November 1, 2017	16	34	49	99
Transfer to Stage 1	25	(23)	(2)	-
Transfer to Stage 2	(1)	6	(5)	-
Transfer to Stage 3	-	(7)	7	-
Net remeasurement of loss allowance	(26)	31	14	19
Loan originations	8	-	-	8
Derecognitions and maturities	(2)	(4)	-	(6)
Total PCL (1)	4	3	14	21
Write-offs	-	-	(15)	(15)
Recoveries of previous write-offs	-	-	5	5
Foreign exchange and other	1	-	(8)	(7)
Balance as at July 31, 2018	21	37	45	103

Loans: Consumer instalment and other personal
Balance as at November 1, 2017	76	357	137	570
Transfer to Stage 1	171	(160)	(11)	-
Transfer to Stage 2	(17)	82	(65)	-
Transfer to Stage 3	(3)	(132)	135	-
Net remeasurement of loss allowance	(151)	235	113	197
Loan originations	28	-	-	28
Derecognitions and maturities	(14)	(36)	-	(50)
Total PCL (1)	14	(11)	172	175
Write-offs	-	-	(219)	(219)
Recoveries of previous write-offs	-	-	67	67
Foreign exchange and other	-	2	(11)	(9)
Balance as at July 31, 2018	90	348	146	584

Loans: Credit cards
Balance as at November 1, 2017	83	254	-	337
Transfer to Stage 1	149	(149)	-	-
Transfer to Stage 2	(32)	32	-	-
Transfer to Stage 3	(1)	(152)	153	-
Net remeasurement of loss allowance	(139)	282	13	156
Loan originations	15	-	-	15
Derecognitions and maturities	(2)	(35)	-	(37)
Total PCL (1)	(10)	(22)	166	134
Write-offs	-	-	(242)	(242)
Recoveries of previous write-offs	-	-	76	76
Foreign exchange and other	-	1	-	1
Balance as at July 31, 2018	73	233	-	306

Loans: Business and government
Balance as at November 1, 2017	268	410	234	912
Transfer to Stage 1	95	(90)	(5)	-
Transfer to Stage 2	(21)	35	(14)	-
Transfer to Stage 3	(1)	(50)	51	-
Net remeasurement of loss allowance	(99)	135	139	175
Loan originations	117	-	-	117
Derecognitions and maturities	(59)	(71)	-	(130)
Model changes	(7)	(3)	-	(10)
Total PCL (1)	25	(44)	171	152
Write-offs	-	-	(190)	(190)
Recoveries of previous write-offs	-	-	45	45
Foreign exchange and other	(1)	2	(14)	(13)
Balance as at July 31, 2018	292	368	246	906
Total Balance as at July 31, 2018	476	986	437	1,899
Comprised of: Loans	369	882	409	1,660
Other credit instruments (2)	107	104	28	239

(1)	Excludes provision for credit losses on other assets of $5 million.
(2)	Recorded in other liabilities on the balance sheet.

BMO Financial Group Third Quarter Report 2018 47

The following tables show the continuity of our allowance for credit losses under IAS 39:

(Canadian $ in millions)	Residential mortgages	Credit card, consumer, instalment and other personal loans	Business and government loans	Total
For the three months ended	July 31, 2017	July 31, 2017	July 31, 2017	July 31, 2017
Impairment allowances (Specific ACL), beginning of period	57	135	257	449
Amounts written off	(7)	(156)	(71)	(234)
Recoveries of amounts written off in previous periods	1	44	16	61
Charge to income statement (Specific PCL)	6	112	84	202
Foreign exchange and other movements	(3)	(6)	(27)	(36)
Specific ACL, end of period	54	129	259	442
Collective ACL, beginning of period	70	573	1,053	1,696
Charge (recovery) to income statement (Collective PCL)	(4)	(26)	(46)	(76)
Foreign exchange and other movements	(3)	(10)	(56)	(69)
Collective ACL, end of period	63	537	951	1,551
Total ACL	117	666	1,210	1,993
Comprised of: Loans	92	666	1,064	1,822
Other credit instruments	25	-	146	171

(Canadian $ in millions)	Residential mortgages	Credit card, consumer, instalment and other personal loans	Business and government loans	Total
For the nine months ended	July 31, 2017	July 31, 2017	July 31, 2017	July 31, 2017
Impairment allowances (Specific ACL), beginning of period	59	123	250	432
Amounts written off	(20)	(473)	(231)	(724)
Recoveries of amounts written off in previous periods	9	141	44	194
Charge to income statement (Specific PCL)	15	351	254	620
Foreign exchange and other movements	(9)	(13)	(58)	(80)
Specific ACL, end of period	54	129	259	442
Collective ACL, beginning of period	71	596	1,015	1,682
Charge (recovery) to income statement (Collective PCL)	(6)	(51)	(19)	(76)
Foreign exchange and other movements	(2)	(8)	(45)	(55)
Collective ACL, end of period	63	537	951	1,551
Total ACL	117	666	1,210	1,993
Comprised of: Loans	92	666	1,064	1,822
Other credit instruments	25	-	146	171

Interest income on impaired loans of $21 million and $60 million, respectively, was recognized for the three and nine months ended July 31, 2017.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

Significant changes in the gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses.

Loans and allowance for credit losses by geographic region as at July 31, 2018 under IFRS 9 and as at October 31, 2017 under IAS 39 are as follows:

(Canadian $ in millions)	July 31, 2018				October 31, 2017
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net Amount	Gross amount	Specific allowance (2)	Collective allowance (3)	Net Amount
By geographic region (1):
Canada	240,295	205	697	239,393	233,672	212	799	232,661
United States	127,842	197	550	127,095	115,029	161	641	114,227
Other countries	9,284	7	4	9,273	11,639	20	-	11,619
Total	377,421	409	1,251	375,761	360,340	393	1,440	358,507

(1)	Geographic region is based upon country of ultimate risk.
(2)	Excludes allowance for credit losses on impaired loans of $28 million for other credit instruments, which is included in other liabilities ($27 million as at October 31, 2017).
(3)	Excludes allowance for credit losses on performing loans of $211 million for other credit instruments, which is included in other liabilities ($136 million as at October 31, 2017).

Renegotiated Loans

The carrying value of our renegotiated loans was $1,136 million as at July 31, 2018 ($1,064 million as at October 31, 2017), with $529 million classified as performing as at July 31, 2018 ($509 million as at October 31, 2017). Renegotiated loans of $9 million and $42 million, respectively, were written off in the three months and nine months ended July 31, 2018 ($16 million and $26 million, respectively, for the three and nine months ended July 31, 2017).

48 BMO Financial Group Third Quarter Report 2018

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across our organization. The key risks related to our financial instruments are classified as market, liquidity and funding, and credit and counterparty risk.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book. We incur market risk in our trading and underwriting activities and in the management of structural market risk in our banking and insurance activities.

Our market risk management practices and key measures are disclosed in the text and tables presented in blue-tinted font in the Enterprise-Wide Risk Section of our 2017 Annual Management’s Discussion and Analysis on pages 94 to 98.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. Managing liquidity and funding risk is essential to maintaining a safe and sound enterprise, depositor confidence and earnings stability. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress.

Our liquidity and funding risk management practices and key measures are disclosed in the text and tables presented in blue-tinted font in the Enterprise-Wide Risk Management Section of our 2017 Annual Management’s Discussion and Analysis on pages 99 to 103.

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter and centrally cleared derivatives and other credit instruments. This is the most significant measurable risk that we face.

Our risk management practices and key measures are disclosed in the text and tables presented in blue-tinted font in the Enterprise-Wide Risk Management Section of our 2017 Annual Management’s Discussion and Analysis on pages 86 to 90. Additional information on credit risk related to loans is disclosed in Note 3.

BMO Financial Group Third Quarter Report 2018 49

The following table sets out our credit risk exposure for all loans carried at amortized cost or FVTPL. Stage 1 represents those performing loans carried with a 12 month expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime credit loss that are credit impaired.

(Canadian $ in millions)				July 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	-	-	-	-
Very low	75,519	169	-	75,688
Low	18,817	2,395	-	21,212
Medium	12,972	3,628	-	16,600
High	101	418	-	519
Not rated	4,183	154	-	4,337
Impaired	-	-	380	380
Allowance for Credit Losses	21	34	20	75
Carrying Amount	111,571	6,730	360	118,661

Loans: Consumer instalment and other personal
Exceptionally low	19,765	14	-	19,779
Very low	13,454	175	-	13,629
Low	12,414	300	-	12,714
Medium	7,835	3,823	-	11,658
High	101	1,742	-	1,843
Not rated	2,151	177	-	2,328
Impaired	-	-	534	534
Allowance for Credit Losses	83	334	144	561
Carrying Amount	55,637	5,897	390	61,924

Loans: Credit cards (1)
Exceptionally low	2,492	-	-	2,492
Very low	1,154	18	-	1,172
Low	884	173	-	1,057
Medium	1,531	884	-	2,415
High	113	424	-	537
Not rated	562	1	-	563
Impaired	-	-	-	-
Allowance for Credit Losses	38	200	-	238
Carrying Amount	6,698	1,300	-	7,998

Loans: Business and government
Acceptable
Investment grade	95,350	1,067	-	96,417
Sub-investment grade	80,437	5,856	-	86,293
Watchlist	-	4,114	-	4,114
Impaired	-	-	1,140	1,140
Allowance for Credit Losses	222	307	245	774
Carrying Amount	175,565	10,730	895	187,190

Customers’ liability under acceptances
Acceptable
Investment grade	12,030	31	-	12,061
Sub-investment grade	5,488	258	-	5,746
Watchlist	-	45	-	45
Impaired	-	-	22	22
Allowance for Credit Losses	5	7	-	12
Carrying Amount	17,513	327	22	17,862

Commitments and financial guarantee contracts
Acceptable
Investment grade	102,371	128	-	102,499
Sub-investment grade	41,825	3,440	-	45,265
Watchlist	-	1,687	-	1,687
Impaired	-	-	271	271
Allowance for Credit Losses	107	104	28	239
Carrying Amount	144,089	5,151	243	149,483

(1)	Credit card loans are classified as impaired and written off when principal or interest payments are 180 days past due.

50 BMO Financial Group Third Quarter Report 2018

Note 5: Transfer of Assets

Loan Securitization

We sell Canadian mortgage loans to bank-sponsored and third-party Canadian securitization programs, including the Canadian Mortgage Bond program, and directly to third-party investors under the NHA-MBS program and under our own program. We assess whether substantially all of the risk and rewards of the loans have been transferred to determine if they qualify for derecognition.

The following table presents the carrying amount and fair value of transferred assets that did not qualify for derecognition and the associated liabilities:

(Canadian $ in millions)			July 31, 2018			October 31, 2017
	Carrying amount of assets	Fair value of assets	Associated liabilities	Carrying amount of assets	Fair value of assets	Associated liabilities
Residential mortgages	5,301			4,797
Other related assets (1)	11,759			12,091
Total	17,060	16,984	16,682	16,888	16,847	16,621

(1)

Other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

During the three and nine months ended July 31, 2018, we sold $2,651 million and $6,682 million, respectively, of loans to these programs

($1,400 million and $6,308 million, respectively, for the three and nine months ended July 31, 2017).

Note 6: Deposits and Subordinated Debt

Deposits

	Payable on demand				Payable after notice		Payable on a fixed date (4)		Total
(Canadian $ in millions)	Interest bearing		Non-interest bearing
	July 31, 2018	October 31, 2017	July 31, 2018	October 31, 2017	July 31, 2018	October 31, 2017	July 31, 2018	October 31, 2017	July 31, 2018	October 31, 2017
Deposits by:
Banks (1)	1,274	818	1,330	1,864	483	586	25,383	24,937	28,470	28,205
Business and government	21,413	20,621	33,359	33,968	66,275	61,790	181,017	166,897	302,064	283,276
Individuals	3,364	3,278	21,193	20,044	89,418	89,859	62,407	55,130	176,382	168,311
Total (2) (3)	26,051	24,717	55,882	55,876	156,176	152,235	268,807	246,964	506,916	479,792
Booked in:
Canada	21,292	21,557	46,710	44,380	80,990	81,590	157,459	145,648	306,451	293,175
United States	3,824	2,259	9,162	11,496	74,041	69,555	78,602	75,517	165,629	158,827
Other countries	935	901	10	-	1,145	1,090	32,746	25,799	34,836	27,790
Total	26,051	24,717	55,882	55,876	156,176	152,235	268,807	246,964	506,916	479,792

(1)	Includes regulated and central banks.
(2)	Includes structured notes designated at fair value through profit or loss.
(3)

As at July 31, 2018 and October 31, 2017, total deposits payable on a fixed date included $31,470 million and $30,419 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at July 31, 2018 and October 31, 2017 are $246,751 million and $237,127 million, respectively, of deposits denominated in U.S. dollars, and $36,909 million and $27,686 million, respectively, of deposits denominated in other foreign currencies.

(4)

Includes $240,482 million of deposits, each greater than one hundred thousand dollars, of which $142,638 million were booked in Canada, $65,104 million were booked in the United States and $32,740 million were booked in other countries ($221,954 million, $130,197 million, $65,963 million and $25,794 million, respectively, as at October 31, 2017). Of the $142,638 million of deposits booked in Canada, $51,235 million mature in less than three months, $6,332 million mature in three to six months, $12,755 million mature in six to twelve months and $72,316 million mature after twelve months ($130,197 million, $41,418 million, $7,922 million, $10,574 million and $70,283 million, respectively, as at October 31, 2017).

Subordinated Debt

On March 28, 2018, we redeemed all of our outstanding $900 million Subordinate Debentures, Series F Medium-Term Notes First Tranche, at a redemption price of 100 percent of the principal amount plus unpaid accrued interest to, but excluding, the redemption date.

On December 12, 2017, we issued U.S. $1,250 million of 3.803% subordinated debt through our U.S. Medium-Term Note Program. The notes are due December 15, 2032 and reset to a fixed rate on December 15, 2027. The notes include a non-viability contingent capital provision, which is necessary for the notes to qualify as regulatory capital. As such, the notes are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection or equivalent support, to avoid non-viability.

BMO Financial Group Third Quarter Report 2018 51

Note 7: Equity

Preferred and Common Shares Outstanding (1)

(Canadian $ in millions, except as noted)	July 31, 2018		October 31, 2017
	Number of shares	Amount	Number of shares	Amount	Convertible into
Preferred Shares - Classified as Equity
Class B – Series 16	6,267,391	157	6,267,391	157	Class B - Series 17	(2)
Class B – Series 17	5,732,609	143	5,732,609	143	Class B - Series 16	(2)
Class B – Series 25	9,425,607	236	9,425,607	236	Class B - Series 26	(2)
Class B – Series 26	2,174,393	54	2,174,393	54	Class B - Series 25	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B - Series 34	(2)(3)
Class B – Series 35	6,000,000	150	6,000,000	150	na	(3)
Class B – Series 36	600,000	600	600,000	600	Class B - Series 37	(2)(3)
Class B – Series 38	24,000,000	600	24,000,000	600	Class B - series 39	(2)(3)
Class B – Series 40	20,000,000	500	20,000,000	500	Class B - series 41	(2)(3)
Class B – Series 42	16,000,000	400	16,000,000	400	Class B - series 43	(2)(3)
		4,240		4,240
Common Shares (4) (5)	639,929,845	12,924	647,816,318	13,032
Share Capital		17,164		17,272

(1)	For additional information refer to Notes 16 and 21 of our annual consolidated financial statements for the year ended October 31, 2017 on pages 172 to 184 of our 2017 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)

The shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.

(4)	The stock options issued under the Stock Option Plan are convertible into 6,826,202 common shares as at July 31, 2018 (7,525,296 common shares as at October 31, 2017).
(5)

During the three and nine months ended July 31, 2018, we did not issue any common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan and we issued 295,752 and 1,113,527 common shares, respectively, under the Stock Option Plan.

  na – Not applicable

Preferred Shares

During the three and nine months ended July 31, 2018, we did not issue or redeem any preferred shares.

On August 25, 2018, we redeemed all of our 6,267,391 outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 16 and all of our 5,732,609 outstanding Non-Cumulative Floating Rate Class B Preferred Shares, Series 17 at the redemption price of $25.00 cash per share plus all declared and unpaid dividends.

Common Shares

On June 1, 2018, we renewed our normal course issuer bid (“NCIB”) effective for one year. Under this bid, we may purchase up to 20 million common shares for cancellation. NCIB is a regular part of BMO’s capital management strategy. The timing and amount of purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy. We will consult with OSFI before making purchases under the bid. During the three and nine months ended July 31, 2018, we repurchased for cancellation 1 million and 9 million common shares respectively.

52 BMO Financial Group Third Quarter Report 2018

Note 8: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following tables are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to Note 17 to our annual consolidated financial statements for the year ended October 31, 2017 on pages 174 to 180 for further discussion on the determination of fair value.

(Canadian $ in millions)		July 31, 2018		October 31, 2017
	Carrying value	Fair value	Carrying value	Fair value
Securities
Amortized cost	7,256	7,099	na	na
Held-to-maturity	na	na	9,094	9,096
Loans
Residential mortgages	118,736	117,711	115,258	114,313
Consumer instalment and other personal	62,485	61,422	61,944	61,031
Credit cards	8,236	7,922	8,071	7,828
Business and government (1)	186,378	184,344	175,067	172,762
	375,835	371,399	360,340	355,934

Deposits (2)	492,558	492,341	466,118	466,441
Securitization and structured entities’ liabilities	23,545	23,419	23,054	23,148
Subordinated debt	5,618	5,730	5,029	5,255

  This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, other assets, acceptances, securities lent or sold under repurchase agreements and other liabilities.

(1)	Excludes $1,586 million of loans reclassified as FVTPL upon adoption of IFRS 9.
(2)	Excludes $14,358 million of structured note liabilities designated at fair value through profit or loss and accounted for at fair value ($13,674 million as at October 31, 2017).

  na – Not applicable due to IFRS 9 adoption.

Financial Instruments Designated at Fair Value

Most of our structured note liabilities have been designated at fair value through profit or loss which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was recorded as a decrease of $128 million and a decrease of $200 million in non-interest revenue, trading revenue and an increase of $36 million and a decrease of $6 million recorded in other comprehensive income related to changes in our credit spread, respectively, for the three and nine months ended July 31, 2018 (an increase of $177 million and an increase of $243 million recorded in non-interest revenue, trading revenue, and an increase of $60 million and a decrease of $134 million recorded in other comprehensive income related to changes in our own credit spread, respectively, for the three and nine months ended July 31, 2017). The impact of changes in our credit spread is measured based on movements in our credit spread quarter over quarter.

The cumulative change in fair value related to changes in our own credit spread that has been recognized since the notes were designated at fair value to July 31, 2018 was an unrealized loss of $309 million, of this an unrealized loss of $233 million was recorded in other comprehensive income, with an unrealized loss of $76 million recorded through the Statement of Income prior to the adoption of IFRS 9 own credit provision in 2015.

The fair value and notional amount due at contractual maturity of these structured notes as at July 31, 2018 were $14,358 million and $14,042 million, respectively ($13,674 million and $13,563 million, respectively, as at October 31, 2017). These structured notes are recorded in deposits in our Consolidated Balance Sheet.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The change in fair value of the assets is recorded in non-interest revenue, insurance revenue and the change in fair value of the liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities. The fair value of these investments as at July 31, 2018 of $8,837 million ($8,465 million as at October 31, 2017) is recorded in securities in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was an increase of $49 million and a decrease of $85 million in non-interest revenue, insurance revenue, respectively, for the three and nine months ended July 31, 2018 (a decrease of $269 million and $181 million, respectively, for the three and nine months ended July 31, 2017).

We designate the obligation related to certain investment contracts in our insurance business at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these investment contract liabilities as at July 31, 2018 of $792 million ($749 million as at October 31, 2017) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these investment contract liabilities resulted in a decrease of $2 million and a decrease of $15 million in insurance claims, commissions, and changes in policy benefit liabilities, respectively, for the three and nine months ended July 31, 2018 (a decrease of $32 million and a decrease of $51 million, respectively, for the three and nine months ended July 31, 2017). For the three and nine months ended July 31, 2018, an increase of $2 million and $1 million, respectively, was recorded in other comprehensive income related to changes in our own credit spread (a decrease of $2 million and $23 million, respectively, for the three and nine months ended July 31, 2017). Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest revenue, insurance revenue. The impact of changes in our credit spread is measured based on movements in our credit spread quarter over quarter.

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

BMO Financial Group Third Quarter Report 2018 53

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading and FVTPL securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities, previously available-for-sale securities, is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, loans, fair value liabilities, derivative assets and derivative liabilities was as follows:

Classified under IFRS 9:

(Canadian $ in millions)				July 31, 2018
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	8,526	1,224	-	9,750
Canadian provincial and municipal governments	3,102	4,003	-	7,105
U.S. federal government	13,880	58	-	13,938
U.S. states, municipalities and agencies	103	1,734	-	1,837
Other governments	673	58	-	731
NHA MBS and U.S. agency MBS and CMO	-	840	-	840
Corporate debt	2,633	5,275	-	7,908
Loans	-	292	-	292
Corporate equity	46,130	3	-	46,133
	75,047	13,487	-	88,534
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	478	103	-	581
Canadian provincial and municipal governments	91	835	-	926
U.S. federal government	39	-	-	39
U.S. states, municipalities and agencies	-	-	-	-
Other governments	-	-	-	-
NHA MBS and U.S. agency MBS and CMO	-	7	-	7
Corporate debt	91	6,586	-	6,677
Corporate equity	1,436	106	1,759	3,301
	2,135	7,637	1,759	11,531
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	12,326	834	-	13,160
Canadian provincial and municipal governments	2,878	2,635	-	5,513
U.S. federal government	15,513	30	-	15,543
U.S. states, municipalities and agencies	17	3,579	1	3,597
Other governments	1,990	1,364	-	3,354
NHA MBS and U.S. agency MBS and CMO	-	13,973	-	13,973
Corporate debt	1,975	2,147	1	4,123
Corporate equity	-	-	59	59
	34,699	24,562	61	59,322
Business and government Loans	-	-	1,586	1,586
Fair Value Liabilities
Securities sold but not yet purchased	20,391	4,018	-	24,409
Structured note liabilities and other note liabilities	-	14,358	-	14,358
Annuity liabilities	-	792	-	792
	20,391	19,168	-	39,559
Derivative Assets
Interest rate contracts	7	8,694	-	8,701
Foreign exchange contracts	12	12,641	-	12,653
Commodity contracts	153	2,064	-	2,217
Equity contracts	226	1,008	-	1,234
Credit default swaps	-	5	-	5
	398	24,412	-	24,810
Derivative Liabilities
Interest rate contracts	9	7,985	-	7,994
Foreign exchange contracts	1	11,939	-	11,940
Commodity contracts	397	1,280	-	1,677
Equity contracts	221	2,608	-	2,829
Credit default swaps	-	40	-	40
	628	23,852	-	24,480

54 BMO Financial Group Third Quarter Report 2018

Classified under IAS 39:

(Canadian $ in millions)	October 31, 2017
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	8,712	2,115	-	10,827
Canadian provincial and municipal governments	3,177	4,150	-	7,327
U.S. federal government	9,417	56	-	9,473
U.S. states, municipalities and agencies	189	1,942	-	2,131
Other governments	630	193	-	823
NHA MBS and U.S. agency MBS and CMO	-	931	-	931
Corporate debt	1,485	10,278	-	11,763
Loans	3	150	-	153
Corporate equity	55,640	1	-	55,641
	79,253	19,816	-	99,069
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	8,283	897	-	9,180
Canadian provincial and municipal governments	920	2,707	-	3,627
U.S. federal government	14,269	-	-	14,269
U.S. states, municipalities and agencies	18	4,077	1	4,096
Other governments	2,290	1,268	-	3,558
NHA MBS and U.S. agency MBS and CMO	-	13,216	-	13,216
Corporate debt	1,551	2,972	2	4,525
Corporate equity	37	126	1,441	1,604
	27,368	25,263	1,444	54,075
Other Securities	-	-	333	333
Fair Value Liabilities
Securities sold but not yet purchased	22,992	2,171	-	25,163
Structured note liabilities and other note liabilities	-	13,674	-	13,674
Annuity liabilities	-	749	-	749
	22,992	16,594	-	39,586
Derivative Assets
Interest rate contracts	4	9,223	-	9,227
Foreign exchange contracts	17	17,196	-	17,213
Commodity contracts	232	846	-	1,078
Equity contracts	93	1,333	-	1,426
Credit default swaps	-	7	-	7
	346	28,605	-	28,951
Derivative Liabilities
Interest rate contracts	7	8,309	-	8,316
Foreign exchange contracts	6	14,967	-	14,973
Commodity contracts	239	835	-	1,074
Equity contracts	166	3,220	-	3,386
Credit default swaps	-	55	-	55
	418	27,386	-	27,804

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three and nine months ended July 31, 2018.

During the three and nine months ended July 31, 2018, $960 million and $2,165 million, respectively, of trading securities, $304 million and $679 million, respectively, of FVTPL securities, and $976 million and $1,823 million, respectively, of FVOCI securities were transferred from Level 1 to Level 2 due to reduced observability of the inputs used to value these securities. During the three and nine months ended July 31, 2018, $896 million and $3,104 million, respectively, of trading securities, $41 million and $479 million, respectively, of FVTPL securities and $865 million and $3,481 million, respectively, of FVOCI securities were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets.

BMO Financial Group Third Quarter Report 2018 55

Changes in Level 3 Fair Value Measurements

The table below presents a reconciliation of all changes in Level 3 financial instruments during the three and nine months ended July 31, 2018, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the three months ended July 31, 2018 (Canadian $ in millions)	Balance April 30, 2018	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2018	Change in unrealized gains (losses) recorded in income for instruments still held (2)
FVTPL securities
Corporate debt	-	-	-	-	-	-	-	-	-	-
Corporate equity	1,684	8	15	107	(55)	-	-	-	1,759	(7)
Total FVTPL securities	1,684	8	15	107	(55)	-	-	-	1,759	(7)
FVOCI securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate debt	1	-	-	-	-	-	-	-	1	na
Corporate equity	59	-	-	-	-	-	-	-	59	na
Total FVOCI securities	61	-	-	-	-	-	-	-	61	na
Business and government Loans (3)	1,749	2	19	106	-	(290)	-	-	1,586	-

(1)	Foreign exchange translation on financial instruments held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Changes in unrealized gains or losses on FVTPL securities still held on July 31, 2018 are included in earnings in the period.
(3)	Business and government loans were reclassified from amortized cost to FVTPL as a result of IFRS 9 adoption.

     na – Not applicable

		Change in fair value
For the nine months ended July 31, 2018 (Canadian $ in millions)	Balance November 1, 2017	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3 (2)	Fair Value as at July 31, 2018	Change in unrealized gains (losses) recorded in income for instruments still held (3)
FVTPL securities
Corporate debt (4)	73	-	(4)	5	-	-	-	(74)	-	-
Corporate equity (4)(5)	1,701	(8)	13	243	(126)	(2)	-	(62)	1,759	(5)
Total FVTPL	1,774	(8)	9	248	(126)	(2)	-	(136)	1,759	(5)
FVOCI securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate debt	2	-	-	-	-	(1)	-	-	1	na
Corporate equity	-	-	-	59	-	-	-	-	59	na
Total FVOCI securities	3	-	-	59	-	(1)	-	-	61	na
Business and government Loans (6)	2,372	(9)	4	498	-	(1,279)	-	-	1,586	-

(1)	Foreign exchange translation on financial instruments held by foreign subsidiaries is included in other comprehensive income, net foreign operations.
(2)	Includes $62 million transferred out of Level 3 as a result of certain financial instruments being reclassified to amortized cost upon adoption of IFRS 9.
(3)	Changes in unrealized gains or losses on FVTPL securities still held on July 31, 2018 are included in earnings in the period.
(4)	Includes $73 million of debt instruments and $260 million of equity instruments reclassified from Other Securities to FVTPL as a result of IFRS 9 adoption.
(5)	Includes $1,441 million of equity instruments reclassified from available-for-sale to FVTPL as a result of IFRS 9 adoption.
(6)	Business and government loans were reclassified from amortized cost to FVTPL as a result of IFRS 9 adoption.

     na – Not applicable

Note 9: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our target credit ratings; underpins our operating groups’ business strategies; and supports depositor, investor and regulator confidence, while building long-term shareholder value.

As at July 31, 2018, we met OSFI’s target capital ratios requirement, which includes a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks (“D-SIBs”), a Countercyclical Buffer and a 1.5% Domestic Stability Buffer. Our capital position as at July 31, 2018 is detailed in the Capital Management section of Management’s Discussion and Analysis of the Third Quarter 2018 Report to Shareholders.

56 BMO Financial Group Third Quarter Report 2018

Note 10: Employee Compensation

Stock Options

We did not grant any stock options during the three months ended July 31, 2018 and 2017. During the nine months ended July 31, 2018, we granted a total of 705,398 stock options (723,431 stock options during the nine months ended July 31, 2017). The weighted-average fair value of options granted during the nine months ended July 31, 2018 was $11.30 per option ($11.62 per option for the nine months ended July 31, 2017).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the nine months ended	July 31, 2018	July 31, 2017
Expected dividend yield	4.1%	4.3% - 4.4%
Expected share price volatility	17.0% - 17.3%	18.4% - 18.8%
Risk-free rate of return	2.1%	1.7% - 1.8%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	100.63	96.90

  Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	July 31, 2018	July 31, 2017	July 31, 2018	July 31, 2017
Current service cost	52	59	7	8
Net interest (income) expense on net defined benefit (asset) liability	(2)	2	11	11
Administrative expenses	1	1	-	-
Benefits expense	51	62	18	19
Canada and Quebec pension plan expense	21	21	-	-
Defined contribution expense	34	33	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	106	116	18	19

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the nine months ended	July 31, 2018	July 31, 2017	July 31, 2018	July 31, 2017
Current service cost	157	201	22	24
Net interest (income) expense on net defined benefit (asset) liability	(6)	6	34	35
Administrative expenses	3	4	-	-
Benefits expense	154	211	56	59
Canada and Quebec pension plan expense	65	64	-	-
Defined contribution expense	124	96	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	343	371	56	59

BMO Financial Group Third Quarter Report 2018 57

Note 11: Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to our shareholders, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following tables present our basic and diluted earnings per share:

Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2018	July 31, 2017	July 31, 2018	July 31, 2017
Net income attributable to bank shareholders	1,536	1,387	3,755	4,121
Dividends on preferred shares	(50)	(49)	(141)	(136)
Net income available to common shareholders	1,486	1,338	3,614	3,985
Weighted-average number of common shares outstanding (in thousands)	640,400	651,599	643,937	650,136
Basic earnings per share (Canadian $)	2.32	2.05	5.61	6.13
Diluted earnings per share
Net income available to common shareholders adjusted for impact of dilutive instruments	1,486	1,338	3,614	3,985
Weighted-average number of common shares outstanding (in thousands)	640,400	651,599	643,937	650,136
Effect of dilutive instruments
Stock options potentially exercisable (1)	5,925	6,491	5,560	7,013
Common shares potentially repurchased	(3,970)	(4,374)	(3,549)	(4,623)
Weighted-average number of diluted common shares outstanding (in thousands)	642,355	653,716	645,948	652,526
Diluted earnings per share (Canadian $)	2.31	2.05	5.59	6.11

(1)

In computing diluted earnings per share we excluded average stock options outstanding of 1,007,064 and 1,612,662 with a weighted-average exercise price of $132.86 and $120.44, respectively, for the three and nine months ended July 31, 2018 (1,415,164 and 1,344,740 with a weighted-average exercise price of $183.15 and $189.70, respectively, for the three and nine months ended July 31, 2017) as the average share price for the period did not exceed the exercise price.

Note 12: Income Taxes

On December 22, 2017, the U.S. government enacted new tax legislation effective January 1, 2018. Under the new legislation, in the first quarter of fiscal 2018 the U.S. net deferred tax asset was revalued by $483 million because of the lower income tax rate. This revaluation was based on estimates for certain income tax effects and may be updated in the future. The $483 million revaluation is comprised of a $425 million income tax expense to the Consolidated Statement of Income, and a $58 million income tax charge in Other Comprehensive Income and Shareholders’ Equity for the nine months ended July 31, 2018. In addition, there was a reclassification to current tax assets of $101 million during the first quarter of fiscal 2018.

During the quarter, the Canada Revenue Agency (“CRA”) reassessed us for income tax and interest of approximately $136 million and issued a new proposal to reassess us for further income tax and interest of approximately $33 million, in each case, in respect of certain 2013 Canadian corporate dividends. In addition, during the years ended October 31, 2017 and October 31, 2016, we were reassessed by the CRA for additional income taxes and interest of approximately $116 million and $76 million, respectively, for certain 2012 and 2011 Canadian corporate dividends. In its reassessments and proposed reassessment, the CRA denied dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. The tax rules raised by the CRA in the reassessments and the proposed reassessment were prospectively addressed in the 2015 and 2018 Canadian Federal Budgets. It is possible that we may be reassessed for significant income tax for similar activities in 2014 and subsequent years. We remain of the view that our tax filing positions were appropriate and intend to challenge any reassessment.

Note 13: Operating Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (“P&C”) (comprised of Canadian Personal and Commercial Banking (“Canadian P&C”) and U.S. Personal and Commercial Banking (“U.S. P&C”)), Wealth Management and BMO Capital Markets (“BMO CM”), along with a Corporate Services unit.

For additional information refer to Note 26 of the consolidated financial statements for the year ended October 31, 2017 on pages 194 to 196 of the Annual Report.

58 BMO Financial Group Third Quarter Report 2018

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2018	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,402	994	212	135	(136)	2,607
Non-interest revenue	550	291	1,326	968	78	3,213
Total Revenue	1,952	1,285	1,538	1,103	(58)	5,820
Provision for (recovery of) credit losses on impaired loans	120	54	2	3	(2)	177
Provision for (recovery of) credit losses on performing loans	17	(14)	2	4	-	9
Total provision for (recovery of) credit losses	137	40	4	7	(2)	186
Insurance claims, commissions and changes in policy benefit liabilities	-	-	269	-	-	269
Amortization	81	111	56	32	-	280
Non-interest expense	868	672	819	666	81	3,106
Income before taxes and non-controlling interest in subsidiaries	866	462	390	398	(137)	1,979
Provision for income taxes	224	98	99	97	(75)	443
Net Income	642	364	291	301	(62)	1,536
Non-controlling interest in subsidiaries	-	-	-	-	-	-
Net Income attributable to bank shareholders	642	364	291	301	(62)	1,536
Average Assets	225,562	112,935	36,595	312,369	76,929	764,390

For the three months ended July 31, 2017	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,335	894	181	219	(96)	2,533
Non-interest revenue	521	284	1,262	833	26	2,926
Total Revenue	1,856	1,178	1,443	1,052	(70)	5,459
Provision for (recovery of) credit losses (2)	119	77	5	(2)	(73)	126
Insurance claims, commissions and changes in policy benefit liabilities	-	-	253	-	-	253
Amortization	79	108	57	27	-	271
Non-interest expense	833	641	776	664	101	3,015
Income before taxes and non-controlling interest in subsidiaries	825	352	352	363	(98)	1,794
Provision for income taxes	212	84	83	82	(54)	407
Net Income	613	268	269	281	(44)	1,387
Non-controlling interest in subsidiaries	-	-	-	-	-	-
Net Income attributable to bank shareholders	613	268	269	281	(44)	1,387
Average Assets	218,830	102,621	33,003	304,015	65,039	723,508

(Canadian $ in millions)
For the nine months ended July 31, 2018	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	4,120	2,833	616	512	(437)	7,644
Non-interest revenue	1,624	852	4,109	2,714	172	9,471
Total Revenue	5,744	3,685	4,725	3,226	(265)	17,115
Provision for (recovery of) credit losses on impaired loans	348	197	4	(14)	(12)	523
Provision for (recovery of) credit losses on performing loans	18	(56)	(1)	3	-	(36)
Total provision for (recovery of) credit losses	366	141	3	(11)	(12)	487
Insurance claims, commissions and changes in policy benefit liabilities	-	-	962	-	-	962
Amortization	242	338	172	92	-	844
Non-interest expense	2,609	1,888	2,457	1,996	595	9,545
Income before taxes and non-controlling interest in subsidiaries	2,527	1,318	1,131	1,149	(848)	5,277
Provision for income taxes	648	296	278	291	9	1,522
Net Income	1,879	1,022	853	858	(857)	3,755
Non-controlling interest in subsidiaries	-	-	-	-	-	-
Net Income attributable to bank shareholders	1,879	1,022	853	858	(857)	3,755
Average Assets	223,467	108,591	35,375	303,526	74,222	745,181

For the nine months ended July 31, 2017	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	3,892	2,657	528	918	(523)	7,472
Non-interest revenue	1,667	794	4,002	2,536	134	9,133
Total Revenue	5,559	3,451	4,530	3,454	(389)	16,605
Provision for (recovery of) credit losses (2)	353	225	8	40	(82)	544
Insurance claims, commissions and changes in policy benefit liabilities	-	-	965	-	-	965
Amortization	223	328	179	88	-	818
Non-interest expense	2,482	1,891	2,331	2,011	422	9,137
Income before taxes and non-controlling interest in subsidiaries	2,501	1,007	1,047	1,315	(729)	5,141
Provision for income taxes	614	250	255	356	(457)	1,018
Net Income	1,887	757	792	959	(272)	4,123
Non-controlling interest in subsidiaries	-	-	2	-	-	2
Net Income attributable to bank shareholders	1,887	757	790	959	(272)	4,121
Average Assets	216,617	104,548	32,319	305,019	66,422	724,925

(1)	Corporate Services includes Technology and Operations.
(2)	2017 has not been restated to reflect the adoption of IFRS 9.

  We analyze revenue on a taxable equivalent basis (“teb”) at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2018 59

Note 14: Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to but is not necessarily consistent with the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows under both normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon and amount for which liquid assets can be monetized and potential collateral requirements that may occur due to both market volatility and credit rating downgrades amongst other assumptions. For further details, see the Liquidity and Funding Risk Section on pages 99 to 105 of our 2017 Annual Report.

(Canadian $ in millions)	July 31, 2018
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and Cash Equivalents	40,087	-	-	-	-	-	-	-	985	41,072
Interest Bearing Deposits with Banks	4,524	1,242	1,034	411	426	-	-	-	-	7,637
Securities	4,321	3,650	5,850	4,419	8,163	11,058	28,051	51,639	50,167	167,318
Securities Borrowed or Purchased under Resale Agreements	76,803	21,221	2,685	707	263	-	-	-	-	101,679
Loans
Residential mortgages	2,844	2,835	3,447	4,456	6,446	21,664	65,423	11,621	-	118,736
Consumer instalment and other personal	728	655	785	1,001	1,307	4,746	20,007	9,429	23,827	62,485
Credit cards	-	-	-	-	-	-	-	-	8,236	8,236
Business and government	11,498	7,035	5,876	4,833	23,733	19,259	71,608	11,690	32,432	187,964
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,660)	(1,660)
Total Loans, net of allowance	15,070	10,525	10,108	10,290	31,486	45,669	157,038	32,740	62,835	375,761
Other assets
Derivative instruments	2,949	2,475	2,023	870	704	2,563	5,758	7,468	-	24,810
Customers’ liability under acceptances	15,398	2,408	64	1	3	-	-	-	-	17,874
Other	1,551	343	311	21	9	12	21	4,889	22,010	29,167
Total Other Assets	19,898	5,226	2,398	892	716	2,575	5,779	12,357	22,010	71,851
Total Assets	160,703	41,864	22,075	16,719	41,054	59,302	190,868	96,736	135,997	765,318

Liabilities and Equity
Deposits (1)
Banks	14,747	8,823	1,439	156	218	-	-	-	3,087	28,470
Business and government	27,759	24,186	23,736	13,149	12,279	18,567	47,962	13,379	121,047	302,064
Individuals	2,437	5,721	8,107	8,055	8,572	10,709	16,615	2,191	113,975	176,382
Total Deposits	44,943	38,730	33,282	21,360	21,069	29,276	64,577	15,570	238,109	506,916
Other liabilities
Derivative instruments	2,997	2,979	1,498	1,161	621	3,015	5,490	6,719	-	24,480
Acceptances	15,398	2,408	64	1	3	-	-	-	-	17,874
Securities sold but not yet purchased	24,409	-	-	-	-	-	-	-	-	24,409
Securities lent or sold under repurchase agreements	79,013	4,020	438	-	-	-	-	-	-	83,471
Securitization and structured entities’ liabilities	-	681	2,078	510	514	4,102	12,312	3,348	-	23,545
Other	7,554	5,288	166	52	161	726	4,353	2,268	13,681	34,249
Total Other Liabilities	129,371	15,376	4,244	1,724	1,299	7,843	22,155	12,335	13,681	208,028
Subordinated Debt	-	-	-	-	-	-	-	5,618	-	5,618
Total Equity	-	-	-	-	-	-	-	-	44,756	44,756
Total Liabilities and Equity	174,314	54,106	37,526	23,084	22,368	37,119	86,732	33,523	296,546	765,318
(1) Deposits payable on demand and payable after notice have been included under no maturity.
(Canadian $ in millions)	July 31, 2018
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	838	4,280	6,135	4,807	12,317	21,678	77,423	2,604	-	130,082
Backstop liquidity facilities	-	-	-	-	-	-	5,647	-	-	5,647
Operating leases	34	67	95	93	91	345	703	1,009	-	2,437
Securities lending	5,161	-	-	-	-	-	-	-	-	5,161
Purchase obligations	50	102	149	144	143	574	302	60	-	1,524

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

60 BMO Financial Group Third Quarter Report 2018

(Canadian $ in millions)									October 31, 2017
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and Cash Equivalents	31,641	-	-	-	-	-	-	-	958	32,599
Interest Bearing Deposits with Banks	3,784	1,579	626	319	182	-	-	-	-	6,490
Securities	3,620	2,917	5,933	5,845	3,625	7,675	22,842	52,615	58,126	163,198
Securities Borrowed or Purchased under Resale Agreements	57,919	13,236	2,353	1,241	249	49	-	-	-	75,047
Loans
Residential mortgages	1,045	1,551	4,531	7,687	6,201	19,866	65,547	8,830	-	115,258
Consumer instalment and other personal	517	371	1,084	1,374	1,285	4,211	20,845	8,590	23,667	61,944
Credit cards	-	-	-	-	-	-	-	-	8,071	8,071
Business and government	13,379	7,352	6,454	6,169	18,694	17,948	63,614	11,380	30,077	175,067
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,833)	(1,833)
Total Loans, net of allowance	14,941	9,274	12,069	15,230	26,180	42,025	150,006	28,800	59,982	358,507
Other Assets
Derivative instruments	1,701	3,748	1,580	1,229	1,306	3,272	7,426	8,689	-	28,951
Customers’ liability under acceptances	14,179	2,263	104	-	-	-	-	-	-	16,546
Other	1,340	475	129	17	11	11	131	4,431	21,697	28,242
Total Other Assets	17,220	6,486	1,813	1,246	1,317	3,283	7,557	13,120	21,697	73,739
Total Assets	129,125	33,492	22,794	23,881	31,553	53,032	180,405	94,535	140,763	709,580

Liabilities and Equity
Deposits (1)
Banks	12,462	9,321	2,633	496	25	-	-	-	3,268	28,205
Business and government	23,917	25,224	19,112	12,897	10,806	16,522	42,707	15,712	116,379	283,276
Individuals	3,835	5,081	5,569	5,662	7,999	9,098	15,811	2,075	113,181	168,311
Total Deposits	40,214	39,626	27,314	19,055	18,830	25,620	58,518	17,787	232,828	479,792
Other Liabilities
Derivative instruments	1,876	3,227	1,512	1,510	1,206	3,477	6,885	8,111	-	27,804
Acceptances	14,179	2,263	104	-	-	-	-	-	-	16,546
Securities sold but not yet purchased	25,163	-	-	-	-	-	-	-	-	25,163
Securities lent or sold under repurchase agreements	53,165	1,644	290	20	-	-	-	-	-	55,119
Securitization and structured entities’ liabilities	10	709	1,523	556	845	3,931	11,812	3,668	-	23,054
Other	12,616	2,536	517	43	239	752	154	2,361	13,501	32,719
Total Other Liabilities	107,009	10,379	3,946	2,129	2,290	8,160	18,851	14,140	13,501	180,405
Subordinated Debt	-	-	-	-	-	-	-	5,029	-	5,029
Total Equity	-	-	-	-	-	-	-	-	44,354	44,354
Total Liabilities and Equity	147,223	50,005	31,260	21,184	21,120	33,780	77,369	36,956	290,683	709,580
(1) Deposits payable on demand and payable after notice have been included as having no maturity.
(Canadian $ in millions)									October 31, 2017
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,377	2,302	4,755	8,312	14,560	21,985	71,481	2,283	-	127,055
Backstop liquidity facilities	-	-	-	-	-	-	5,044	-	-	5,044
Operating leases	31	62	91	89	87	329	712	1,032	-	2,433
Securities lending	5,336	-	-	-	-	-	-	-	-	5,336
Purchase obligations	42	83	128	124	129	519	577	157	-	1,759

(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

Note 15: Future Acquisition – KGS-Alpha Capital Markets (“KGS”)

On May 1, 2018, we entered into an agreement to acquire KGS, a U.S. fixed income broker-dealer specializing in U.S. mortgage and asset-backed securities in the institutional investor market. The acquisition is expected to close in the fourth quarter of fiscal 2018. Upon closing, KGS will form part of our Capital Markets reporting segment. The impact of this acquisition is not expected to be material to the Bank.

BMO Financial Group Third Quarter Report 2018 61